Exhibit 99.2

Form 62-103F1

Early Warning Report

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Security designation: Common shares (the “Common Shares”)

Name and address of the issuer: Wolfden Resources Corporation (the “Issuer”)

1100 Russell Street, Thunder Bay,

Ontario P7B 5N2

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Kinross Gold Corporation (“Kinross”)

25 York Street, Suite 1700,

Toronto M5J 2V5

Ontario, Canada

Jurisdiction of Incorporation: Ontario, Canada

Principal business: Gold Mining

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On January 27, 2021, Kinross officially acquired 3,125,000 Common Shares of the Issuer at a price of C$0.32 per Common Share for gross proceeds of C$1 million under a non-brokered private placement offering, which had been formalized between the parties by entering into a subscription agreement (the “Subscription Agreement”).

2.3	State the names of any joint actors.

Not applicable

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s security holding percentage in the class of securities.

Pursuant to the Subscription Agreement, Kinross acquired 3,125,000 Common Shares of the Issuer at a price of C$0.32 per Common Share for gross proceeds of C$1 million. As a result of the acquisition, Kinross acquired 3,125,000 Common Shares, which increased Kinross’ ownership in the issued and outstanding shares of the Issuer by approximately 1.8%.

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3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Please see Item 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the transaction that triggered the requirement to file this report, Kinross held 12,500,000 Common Shares of the Issuer representing approximately 9.6% of the issued and outstanding shares of the Issuer. Pursuant to the transaction as described in Item 2.2 above, Kinross now owns 15,625,000 Common Shares of the Issuer representing approximately 11.4% of the issued and outstanding shares of the Issuer.

3.5	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

Please see Item 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable

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3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s security holdings.

Not applicable

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Kinross acquired 3,125,000 Common Shares of the Issuer at a price of C$0.32 per Common Share for gross proceeds of C$1 million.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Please see Item 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

The Common Shares were issued under a non-brokered private placement offering.

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Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from security holders;

(k)	an action similar to any of those enumerated above.

Kinross acquired the Common Shares for investment purposes. Kinross may, from time to time, acquire additional Common Shares or other securities of the Issuer or dispose of some or all of the Common Shares or other securities of the Issuer that it owns at such time. Except as noted above, Kinross currently has no other plans or intentions that relate to or would result in any of the items listed in items (a) to (k) above, but depending on market conditions, general economic and industry conditions, trading prices of the Issuer’s securities, the Issuer’s business, financial condition and prospects and/or other relevant factors, Kinross may develop such plans or intentions in the future.

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Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The Subscription Agreement provides Kinross with pre-emptive rights to maintain its ownership interest in the Issuer’s Common Shares.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not Applicable

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not Applicable

Item 9 – Certification

I, Lucas R. Crosby, the duly appointed Corporate Secretary of Kinross, the acquiror, hereby certify on behalf of the acquiror, to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Signature:	“Lucas R. Crosby”

Date:	January 27, 2021

Name and Title:	Lucas R. Crosby
Vice President, Assistant General Counsel and Corporate Secretary

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